This letter is being refiled for the sole purpose of including a conformed signature. The dates, and all other aspects of the letter are unchanged.

June 2, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PainCare Holdings, Inc. Form 10-KSB for Fiscal year Ended December 31, 2004, File No. 001-14160

Dear Mr. Rosenberg:

I am writing in response to your letters dated December 14, 2005 and February 2, 2006 regarding the above referenced filing. Please find our responses outlined below.

Letter dated December 14, 2005

Convertible Debt:

5) “Refer to your response to our comment 9. Tell us the valuation methodology you used to determine that the warrants had no fair value. We do not believe the mere fact that the exercise price was out of the money at the time of issuance and the underlying shares are not registered is an applicable accounting basis for your determination. Refer to paragraphs 15 and 16 of APB 14.”

6) “We noted your response to our comments 10 and 11 and have the following additional comments:

•	Please tell us if your convertible instruments require you to maintain an effective registration statement.

•	Provide us an analysis that indicates you have sufficient authorized and unissued shares available to settle the warrants for such instruments to meet the classification as equity under EITF 00-19. This includes assessing the company’s other instruments that could require share settlement that are outstanding. For example, if you have other convertible instruments, warrants, or employee stock options outstanding, these shares would need to be considered in determining whether there are sufficient shares to settle the contract.

•	Tell us if shareholder approval will be required to increase authorized shares in order to share settle a contract.

7) “We note in your response to comments 10 and 11 that the warrants relating to Laurus do contain a cashless exercise feature. It appears that those warrants may be required to be accounted for as a derivative pursuant to paragraph 6 of SFAS 133.”

8) “It is unclear to us why the conversion option in the convertible debt is not considered a derivative. Please provide us an analysis. If you believe the convertible debt is a conventional security, please address the reasons why, including why you believe the clauses in the agreement would constitute standard anti-dilution options. Refer to EITF 00-19 and 05-2 and SFAS 133.”

9) “Refer to your response to our comment 12. Please provide us in disclosure-type format the original conversion price for each debt issuance and the original and adjusted conversion price related to the warrants. Provide a discussion with regards to the re-pricing in October 2004. Clarify in the disclosure that the warrants had no fair value at the time of issuance, if you continue to believe that is the case after your analysis on the comment above.”

Responses to comments 5-9 from December 14, 2005 Letter:

Evaluation of Arrangements under EITF 00-19:

We evaluated each of the following Financing Arrangements under the criteria of paragraphs 12-32 of EITF 00-19:

•	Laurus Secured Convertible Term Note and Warrants (February 24, 2004)

•	Laurus Secured Convertible Term Note and Warrants (March 22, 2004)

•	Laurus Secured Convertible Term Note and Warrants (June 30, 2004)

•	Midsummer Convertible Debenture and Warrants (June 30, 2004)

•	Midsummer Convertible Debenture and Warrants (December 17, 2003)

As more fully detailed in Exhibit A to this response letter, we concluded that the arrangements did not meet all conditions necessary for equity classification on the dates issued. In addition, we considered whether the hybrid debt instruments met the definition of “conventional convertible,” as that term is defined in EITF 05-02, and concluded that they did not. Finally, we have further evaluated the conditions for equity classification in EITF 00-19 at the end of each reporting period since the initial issuance of the instruments and concluded the criteria continue to require liability classification for the remaining outstanding instruments. (Comment 6, 7, 8)

Since we concluded that equity classification was not available for the instruments, we have applied accounting set forth in SFAS133 to these arrangements in our revised financial statements. Exhibit B illustrates the affects of the revised accounting on our financial statements. Information about our application of SFAS133 and other standards is as follows:

Identification of Derivative Instruments:

Freestanding Instruments: We concluded that the warrants issued in connection with each of the financing arrangements did not meet the conditions for equity classification. As a result, in accordance with SFAS133 and the guidance of DIG B-6, we allocated proceeds from the financings to fair value of the warrants issued. We intend to carry these instruments as current liabilities, and adjust their carrying values to fair value at the end of each reporting period.

Embedded Derivatives: We evaluated each hybrid instrument for features that possessed the characteristics of derivative instruments (notional amount, underlying, no initial investment and net settlement). We identified the following features and further considered whether bifurcation was necessary under SFAS133.

•	Embedded Conversion Features—All of the hybrid debt instruments (Laurus and Midsummer) are convertible into our common stock. Such an embedded conversion feature does not meet the “clearly and closely related” criteria because it is indexed to equity. In accordance with par. 61(k) bifurcation of this embedded instrument was required.

•	Interest Rate Floor—The Laurus convertible notes each bear interest at Prime, plus 2%; each also has an interest rate floor of 6%. We evaluated this embedded derivative instrument under the criteria of par. 13 of SFAS133 and concluded that bifurcation was not required. In evaluating whether a scenario whereby the investor could double its initial rate of return, under 13(b), we estimated the investor’s return by allocating the basis between the two instruments received by the investor (debt and warrants) on a relative fair value basis. We then compared the estimated investor’s return (ranging from 10% to 13%) to the scenario resulting in the greatest benefit arising from the floor. Such scenario was that the Prime Rate would fall to zero and the floor would cause the rate to be 4% higher than the variable stated rate (6.0%-2.0%). We concluded that the incremental 4% would not double the investor’s initial rate of return.

•	Indexed Interest Rate: The Laurus convertible notes each contain a derivative feature that incrementally decreases the interest rate for increases in the trading market price of our stock above the stated conversion prices. For example, if our trading stock price is greater than the conversion price by 25%, we would receive a reduction in the stated interest rate of 0.25%. This feature is not clearly and closely related to the debt instrument because it is indexed to equity. Therefore, bifurcation was required.

•	Cash Payment Premium-The Laurus convertible notes each contain a derivative feature that provides for a 2% premium for cash-based debt service payments, if we choose such payment method. Since we separately concluded that net share settlement was not within the company’s control pursuant to EITF 00-19, we assumed that cash settlement was the only available settlement option and, therefore, evaluated this derivative feature similar to a put under paragraph 61(d) of SFAS133. Notwithstanding, we concluded that the feature did not meet the condition 61(d)(2) as to being contingently exercisable and bifurcation was not required.

•	Default Put—The Midsummer debentures each contain a default premium remedy that provides for repayment at 120% of the principal balances. We evaluated this derivative under the criteria of paragraph 61(d) of SFAS133 and the interpretive guidance in DIG B-16; we concluded that both conditions were present. Accordingly, bifurcation of this embedded derivative was required.

•	Other features: We considered all other features that were both considered clearly and closely related to the host or, in our opinion, within our control.

As a result of our conclusions, reflected above, we have revised our accounting (Illustrated in Exhibit B) to provide for the bifurcation from each host instrument of one compound derivative instrument in accordance with the interpretive guidance of DIG B-15. In accordance with the interpretive guidance of DIG B-6, we allocated proceeds (remaining after allocation to the freestanding instruments) from each financing to the bifurcated derivative based upon fair values; we intend to carry these instruments as current liabilities, and adjust their carrying values to fair value at the end of each reporting period.

The following tabular presentation illustrates the amounts associated with our allocation:

Financing Reference	Laurus 1	Laurus 2	Laurus 3	Midsummer 1	Midsummer 2
Financing Date	2/24/04	3/22/04	6/30/04	6/30/04	12/17/03
Allocation:
Freestanding	$583,800	$718,651	$270,600	$196,763	$1,027,708
Embedded	781,711	961,806	271,905	201,905	1,405,000
Host	3,634,489	3,319,543	957,495	1,101,332	7,567,292

Total proceeds	$5,000,000	$5,000,000	$1,500,000	$1,500,000	$10,000,000

Host Instruments:

As reflected in the table above, the allocation of the proceeds to the various components of the financing resulted in discounts to the face values of the debt instruments. Our accounting has been revised to provide for amortization of these discounts over the debt terms (in all instances three-years) using the Effective Method.

Other Derivative Instruments:

We considered the application of paragraph 24 of EITF 00-19 to other derivatives that we previously classified as equity. On the date that our first 00-19 applicable instrument was issued (December 17, 2003) we had instruments (warrants and convertible debt) that were indexed to 2,387,911 shares of our common stock. While we had sufficient authorized/unissued common stock to settle all equity instruments on that particular date, features of the Midsummer financing arrangement (i.e. potentially variable conversion rates) rendered the shares necessary to settle the instrument indeterminate. As a result, we have concluded that physical settlement of the other derivatives is not within our control. Accordingly, we reclassed an amount equal to the fair value of the other derivatives from equity to liability effective on December 17, 2003 and will continue to carry those derivatives as current liabilities and at fair value until our control of share settlement is reacquired. (Comment 6)

Valuation Methodologies:

As stated above, we have allocated initial proceeds and have made subsequent adjustments to freestanding and embedded derivatives based upon their fair values. In developing our valuation methodology and techniques, we have considered available literature on valuation of these instruments, including SFAS 107. (Comment No. 5)

We have selected the Black-Scholes-Merton (BSM) valuation methodology for freestanding derivatives; principally the warrants resulting from the Midsummer and Laurus financings and those similar instruments that were reclassed under paragraph 24 of EITF 00-19. We considered all of the terms and features of all warrants and determined that such features were non-complex and fairly plain-vanilla in nature. Accordingly, we reached the conclusion that the required assumptions and inputs into BSM would be sufficient to provide for a reasonable valuation of those instruments.

We have selected the Flexible Monte Carlo (FMC) Simulation valuation methodology for the compound embedded derivative that we bifurcated for accounting purposes after consideration of the terms and features of the hybrid instrument. The FMC methodology was determined by us to be a preferable methodology over other methodologies that we considered because it afforded the most flexibility to address the greater number of complex features associated with the hybrid instrument. Unlike BSM, FMC provided for inputs and simulations for features we consider in our control, such as our optional redemption term (we may prepay the debt in common stock at our option when the market value exceeds 150% of the conversion price). FMC also provided for inputs and simulations for external factors, such as interest rate risks and market considerations of credit risks associated with our instruments. Overall, we believe that the FMC is the best method for valuing these more complex derivative instruments.

Anti-Dilution Re-Pricing Event (October 2004):

The original terms each of the Laurus and Midsummer debt instruments and the Midsummer warrants contained an anti-dilution protection clause that required an adjustment to the conversion/exercise prices in the event we sold common stock or issued convertible instruments at prices below the original conversion/exercise prices. We triggered such an anti-dilution event in October 2004 when we sold common stock.

We provided a tabular presentation of the conversion/exercise prices before and after the October 2004 re-pricing event in our November 16, 2005 response letter. We subsequently concluded that the warrants issued in connection with each of the three Laurus financing arrangements did not have an anti-dilution re-pricing provision. Otherwise, those tabular schedules reflect the information requested. (Comment 9)

In assessing the proper accounting for the anti-dilution protection adjustments (terms of the original instruments) that we triggered in October 2004, we considered the guidance of APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Paragraph 3 provides that one of the characteristics of convertible debt instruments is that it has “a conversion price which does not decrease except pursuant to anti-dilution provisions.” However, the standard is otherwise unclear regarding the types of anti-dilution events that it contemplated.

Based upon our further research and considerations, we concluded that the anti-dilution protection features, while terms of the original debt agreements, were not of the type contemplated in paragraph 3 of APB 14. In our view, the anti-dilution features contemplated by paragraph 3 are those traditional equity restructurings (splits, reorganization, spin-off events) where all shareholders are equally impacted. Such is not the case relative to the anti-dilution provision; only the debt holder benefits from the provision. Therefore it is our conclusion that the adjustments required assessment under EITF 96-19, as if they were modifications.

The anti-dilution event did not change the present values of the cash flows as contemplated by EITF 96-19. However, it did change in the fair value of the embedded conversion feature resulting from the anti-dilution reset. We note that both EITF 96-19 and EITF 05-07 Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues require that the calculation include changes in the fair values of the conversion options. We also understand that the EITF is currently considering this methodology and whether it applies to a bifurcated conversion option. Notwithstanding, we included the change in the fair value of the conversion option until further guidance is provided by either the EITF or FASB. As a result of our computations, no instrument experienced a greater than 10% change, which would have required extinguishment. We accounted for the affect on the fair value of the conversion feature arising from the anti-dilution event as charges to expense in the period that the event occurred.

(b) Summary of Significant Accounting Policies

Note 8 Acquisitions:

11) “We note your response to comment 14, but continue to believe that the allocation of the purchase price should have included an allocation for management agreements. Please refer to paragraph 35 (b) of FAS 141 which states “identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39, regardless of whether they had been recorded in the financial statements of the acquired entity.

We note that a management contract is cited in paragraph A14 of FAS 141 as an example of an intangible asset that meets the criteria for recognition apart from goodwill. Also, refer to paragraph 36 which discusses the use of independent appraisals and actuarial or other valuations to aid in determining the estimated fair values of assets acquired and liabilities assumed. Please tell us that valuation methodology was used, the significant assumptions, and the extent that you used an independent valuation expert to determine the fair value of assets acquired and liabilities assumed. Also tell us what consideration was given in your valuations specifically to valuing management agreements entered into as part of the acquisitions including whether or not you concluded that the terms of management agreements entered into were at fair value requiring no allocation of the purchase price.”

Response to Comment No. 11:

We have given substantial additional consideration to your comments on this matter, and we continue to believe that purchase price allocation to our management agreements is not appropriate. Our conclusions result largely on the basis that the management agreements that arise from our physician practice business combinations are not of the type or nature as those contemplated by paragraph A14.d(2) of FAS141 (i.e. we don’t believe that they are assets).

Rather, our management agreements are designed to constitute the mechanism by which we acquire the controlling financial interest in our practice acquisitions.

As reflected in our consolidation policy, most states, including those in which we operate, preclude the corporate ownership of physician’s practices. With the guidance of qualified legal counsel, we have structured these arrangements to result in our acquisition of a controlling financial interest, and therefore consolidate them, in accordance with the provisions of EITF 97-2 Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements. Accordingly, these contracts are not assets; they are merely the instruments by which we evidence our legal ownership interest.

We note that EITF 97-2 provides that the acquisition of physician practices under these forms of business arrangements should be initially accounted for in accordance with FAS141. Accordingly, except as noted in the following paragraphs, we also continue to believe that our application of FAS141 as it applies to the actual physicians practice is appropriate. Specifically with regard to the management contracts, we also note the following statement in paragraph B23 of FAS141: “In addition, this Statement does not change the consensuses reached in EITF Issue No. 97-2.” Therefore, it is reasonable to conclude that if the standard setters had desired for management contracts (that are written to be compliant with EITF 97-2) to be intangible assets under FAS141 instead of just a mechanism to acquire control, they would have mentioned this change from the consensuses in EITF 97-2 in FAS141.

The substantial additional consideration given to this issue resulted in our consultation with an independent valuation specialist who, based upon the evidence provided, is in agreement with our conclusion. However, in evaluating our position, this specialist concluded that we acquired an asset that would be analogous to a non-contractual customer relationship. Such asset is the referral network controlled by our physicians.

Paragraph 39 of FAS141 provides that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights; or, if it is separable. Paragraph A18 provides additional guidance on customer relationships.

We initially concluded that we did not acquire customer lists; an asset that we recognize generally meets the separable criteria of paragraph 39. Our conclusion was based on the fact that patients do not provide recurring business to our practices and, therefore, there is no future stream of revenue associated with them. However, individual patients are referred from other practicing physicians on a continuous, recurring basis. In reaching our acquisition decisions, we consider both the existence and the future utility of these physician referral networks. We believe that they are assets and, while not contractual, that they meet the separable criteria in paragraph 39 of FAS 141.

Our engaged valuation specialist has provided us with the valuation of this asset and a model that we will consistently apply to future acquisitions. The valuation methodology used was the Income Approach. Following are the significant assumptions derived from the valuation report:

Components of Cost of Capital:

•	Risk Free Rate: The rate of return on long-term U.S. Government bonds is considered a good proxy for the risk-free rate of return. At October 3, 2005, the rate of return on a twenty year U.S. Government Treasury Bond was 4.6%.

•	Long-Horizon Equity Risk Premium: This represents the extra return earned by an average equity investor in excess of the return on long-term Treasury securities, which was 7.2% through 2004, according to the Ibbotson Associates Stocks, Bonds, Bills and Inflation Yearbook for 2004.

•	Expected Micro-Capitalization Equity Size Premium: According to the Ibbotson Yearbook, the difference between the total returns on large stocks and small stocks was 9.9% through 2004.

•	Specific Company Risk Premium: There are three identifiable risk categories inherent in our acquisitions.

•	Profitability & Working Capital: Since we provide funding to our acquired practices/surgery centers, no increase has been assigned to this risk factor.

•	Competition: We have assigned an increase of 2.0% for this risk factor.

•	Intellectual Property: We have assigned an increase of 1.5% for this risk factor.

Determination of Cost of Equity:

•	Weighted Average Cost of Capital (WACC): We utilized a forecasted nominal debt of 10% of the capital structure for the possibility of requiring future debt. The resulting adjusted WACC of 23.0% was used in the Discounted Cash Flow (DCF) model.

Referral Sources & Personal Goodwill Value Determination – Example Computation:

PainCare Acquisition Company IV, Inc.

Present Value of Future Net Cash Flow from AOSF Acquisition

For First Five Fiscal Years Following Acquisition Date without Dr. Reuter

	Base	Year	Year	Year	Year	Year
Description	Year	One	Two	Three	Four	Five
Net Profit After Taxes	$496,000	$399,280	$248,000	$399,280	$437,100	$474,920
+ Non-cash Expenditures (Dep. & Amort.)	0	0	0	0	0	0
- Increase in Accounts Receivable	0	270,000	(135,000)	(13,500)	(13,500)	(13,500)
+ Increase in Accrued Liabilities	0	(70,000)	30,000	15,000	7,500	3,750
- Required Capital Expenditures	0	0	0	0	0	0
+ Common Stock Sold	0	0	0	0	0	0

= Net Cash Flow to Equity	$496,000	599,280	143,000	400,780	431,100	465,170

Present Value Factor at 23.00% Discount Rate		0.9017	0.7331	0.5960	0.4845	0.3939

Present Value of Annual Net Cash Flow		540,371	104,833	238,865	208,868	183,231

Terminal Value of Business
Net Cash Flow to Equity						465,170
Capitalization Rate of 20.00%						0.2000

Terminal Value of Business						2,395,626

Present Value Factor at 23.00% Discount Rate						0.3552

Present Value of Business
As of Acquisition Date						850,926

Total Present Values per Year		$540,371	$104,833	$238,865	$208,868	$1,034,157

Total Present Value as of Acquisition Date	$2,127,094
Present Value of Tax Shield	285,173

Total Present Value	2,412,267
Total Paid less: Tangible Assets	2,523,244

Identified Intangible	$110,977

The Net Profit after Taxes was computed by taking our financial forecasts and reducing forecasted revenues as follows:

Year 1 – 30% reduction

Year 2 – 50% reduction

Year 3 – 30% reduction

Year 4 – 25% reduction

Year 5 – 20% reduction

These reductions are based on the assumption that if a physician were to depart, revenues would at first be reduced by only 30% in the first year, as we would replace the physician and the referral sources would be slow to react to the change. However, the full effect would occur in Year 2 with a 50% reduction in revenues and then begin to recover in Years 3, 4 and 5.

Intangible Asset Allocation Term:

We have selected a term of seven or twelve years to amortize intangible assets, which represent the term of the physician’s employment agreement, plus an additional two years of non-compete.

Based on the valuation methodology outlined above, we have identified the following intangible asset amounts for all of our existing physician practice and surgery center acquisitions. We will amortize these assets over the proposed term, which is based on the term of the agreement between PainCare and the specific physician and/or surgery center.

Practice/Surgery Center	Month/Year Acquired	Intangible Asset Amount	Amortization Term (Yrs)
Rothbart Pain Mgmt	12/2000	$161,229	7
Adv Orthopaedics of S. Florida	1/2001	$110,977	12
Pain & Rehab Network	12/2002	$32,976	7
Medical Rehab Specialists	4/2003	$62,650	7
Assoc Physicians Group	7/2003	$154,821	7
Spine, Ortho Pain Center	12/2003	$47,783	7
Health Care Center of Tampa	12/2003	$96,826	7
Bone & Joint Surgical Clinic	12/2003	$139,272	7
Kenneth Alo, MD, PA	12/2003	$41,561	7
Georgia Pain & Surgical	5/2004	$30,099	7
Dynamic Rehabilitation	6/2004	$147,169	7
Pain Care Clinics	6/2004	$123,383	7
Benjamin Zolper, MD, Inc.	7/2004	$85,904	7
Center for Pain Mgmt	12/2004	$160,721	7
Colorado Pain Specialists	4/2005	$113,094	7
Lake Worth Surgical Ctr	5/2005	$208,573	7
Gables Surgical Ctr	8/2005	$224,505	7
Piedmont Ctr Spinal Disorders	8/2005	$28,596	7
Floyd Ring, Jr., MD, PC	10/2005	$104,177	7
Christopher Centeno, MD, PC	10/2005	$87,441	7

Year	Total Amortization Expense from Identifiable Acquisition Intangible Assets
2000	$1,920
2001	$32,281
2002	$32,673
2003	$52,174
2004	$147,654
2005	$246,624

We will apply this intangible asset valuation methodology to all of our future physician practice and surgery center acquisitions.

Letter dated February 2, 2006

Form 10-K for Fiscal Year Ended December 31, 2004:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Significant Accounting Policies and Estimates, page 29:

•	“Refer to your response to our comment 3. Please provide us, in disclosure type format, the payor mix and aging table for the period ended December 31, 2004. Tell us why it is appropriate to use the same percentage estimate with regards to your allowance for doubtful accounts for different aging categories. It would appear that the longer the receivable is outstanding, the less likely it would be to collect the receivable.”

Please find our response to comment 3 as follows:

Financial Class	Balance on December 31, 2004	Current	31-60 Days	61-90 Days	91 + Days
Medicare	$1,970,228	$1,203,017	$417,291	$125,875	$224,045
Private insurance	7,480,315	4,446,917	1,323,497	565,251	1,144,650
Self-pay	428,160	205,462	102,273	33,939	86,485
Workers compensation	1,237,915	669,298	261,912	121,777	184,928
Government	268,564	107,694	88,089	57,473	15,308
Medicaid	676,195	332,595	106,861	90,863	145,876
Other	2,351,725	702,059	457,619	974,047	218,000

Totals	14,413,102	7,667,043	2,757,542	1,969,225	2,019,292

Allowance for doubtful accounts	335,459	50,319	26,591	80,265	178,284

Net realizable value	$14,077,643	$7,616,724	$2,730,951	$1,888,960	$1,841,008

		Summary
Aging category	Amount	Percentage estimated for allowance for doubtful accounts	Required balance in allowance for doubtful accounts
Current	$7,667,042	0.7%	$50,319
31-60 days	2,757,542	1.0%	26,591
61-90 days	1,969,225	4.1%	80,265
over 91 days	2,019,293	8.8%	178,284

Year end balance of allowance for doubtful accounts			$335,459

The previous disclosure of our allowance for doubtful accounts was presented by applying the total allowance of $335,459 to each aging category on a prorata basis. However, we determine our allowance for doubtful accounts for each of our physician practice locations based on the unique characteristics of each practice’s accounts receivable including account aging, historical collection percentages, payor mix and by identifying specific delinquent accounts.

Convertible Debt, page 32:

3) “Refer to your response to our comment 6. If a convertible instrument requires you (the issuer) to maintain an effective registration statement, this would be outside the control of the issuer and would result in liability classification under EITF 00-19.”

As discussed in our responses to Comments 5-9 from the December 14, 2005 letter, above, we are in agreement that the maintenance of an effective registration statement is not within our control. The requirement to maintain an effective registration statement and other terms and features of the arrangements result in liability classification for the share-indexed instruments in our revised accounting.

*    *    *    *    *

Our independent auditors have reviewed and concur with the enclosed responses.

As the Chief Financial and Accounting Officer of PainCare Holdings, Inc., I acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions at 407-367-0944.

Sincerely,

/s/ Mark Szporka
Mark Szporka Chief Financial & Accounting Officer

EXHIBIT A

Laurus Financing Arrangements (L1, L2, L3)

Application of paragraphs 12-32 of EITF 00-19, Accounting for Derivative Financial

Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock:

	Criteria	Debt	Warrants	Notes
1.	The contract permits the company to settle in unregistered shares.	L	L	a
2.	The company must have sufficient authorized and unissued shares available to settle after consideration of all other commitments.	L	L	b, f
3.	The contract contains an explicit number of shares to be delivered in a physical share settlement.	L	L	b, c, f
4.	There are no required cash payments to the counter party in the event the company fails to make timely filings with the SEC.	L	L	a
5.	There are no required cash payments to “make whole” the counter party.	L	E	a, b
6.	The contract requires net cash settlement only if specific circumstances in which holders of shares of the same class would also receive cash.	L	L	a, b
7.	There are no provisions in the contract that indicate the counter party has rights that rank higher than those of the stock underlying the instrument	L	L	a, b
8.	There is no requirement in the contract to post collateral.	L	L	d

	The note is conventional convertible under EITF 05-02.	No	NA	e

Legend:

E-Indicator of Equity

L-Indicator of Liability

Notes:

a.	The Registration Rights Agreement provides for settlement in registered shares, as well as penalties (liquidating damages) for failure to file, become effective and maintain effectiveness. These are presumed not to be in the Company’s control.

b.	The notes provide the counterparty with anti-dilution protection that, without regard to probability, could result in an indefinite number of shares to settle the notes and the warrants.

c.	The warrants provide for a cashless exercise provision when the market price exceeds the fixed strike price.

d.	The underlying Securities Purchase Agreements provide for collateralization of assets in the event of breach, including breach of the Registration Rights Agreement.

e.	The anti-dilution protection feature in the notes results in a variable and not fixed number of shares potentially deliverable under the arrangements.

f.	The notes and warrants limit the counterparty’s ownership to 4.99% of outstanding stock. Such feature can be waived with 70 days notice and it is potentially possible for the counterparty to liquidate its entire position in the stock without passing the limitation. This feature was, therefore, determined not to serve as an effective cap.

EXHIBIT A

Midsummer Financing Arrangements (M1, M2)

Application of paragraphs 12-32 of EITF 00-19, Accounting for Derivative Financial

Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock:

	Criteria	Debt	Warrants	Notes
1.	The contract permits the company to settle in unregistered shares.	L	L	a
2.	The company must have sufficient authorized and unissued shares available to settle after consideration of all other commitments.	L	L	b, g
3.	The contract contains an explicit number of shares to be delivered in a physical share settlement.	L	L	b, c, d, g
4.	There are no required cash payments to the counter party in the event the company fails to make timely filings with the SEC.	L	L	a
5.	There are no required cash payments to “make whole” the counter party.	L	L	a, b
6.	The contract requires net cash settlement only if specific circumstances in which holders of shares of the same class would also receive cash.	L	L	a, b
7.	There are no provisions in the contract that indicate the counter party has rights that rank higher than those of the stock underlying the instrument	L	L	a, b
8.	There is no requirement in the contract to post collateral.	L	L	e

	The note is conventional convertible under EITF 05-02.	No	NA	f

Legend:

E-Indicator of Equity

L-Indicator of Liability

Notes:

a.	The Registration Rights Agreement provides for settlement in registered shares, as well as penalties (liquidating damages) for failure to file, become effective and maintain effectiveness. These are presumed not to be in the Company’s control.

b.	The notes provide the counterparty with anti-dilution protection that, without regard to probability, could result in an indefinite number of shares to settle the notes and the warrants. The notes also provide for material liquidating damages.

c.	The warrants provide for a cashless exercise provision when registration lapses.

d.	The interest is payable in common stock, which is indexed to a variable market price. However, payment in stock or cash is at the option of the Company.

e.	The underlying Securities Purchase Agreements provide for collateralization of assets in the event of breach, including breach of the Registration Rights Agreement.

f.	The anti-dilution protection feature and the variable interest feature in the notes results in a variable and not fixed number of shares potentially deliverable under the arrangements.

g.	The notes and warrants limit the counterparty’s ownership to 4.99% of outstanding stock. Such feature can be waived with 60 days notice and it is potentially possible for the counterparty to liquidate its entire position in the stock without passing the limitation. This feature was, therefore, determined not to serve as an effective cap.

EXHIBIT B

ILLUSTRATIVE CONDENSED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004 AND AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

PainCare Holdings, Inc.

Consolidated Balance Sheet

As of December 31, 2004

	As Previously Reported	As Restated
Assets
Current assets:
Cash and cash equivalents	$19,100,840	$19,100,840
Accounts receivable, net	14,077,643	14,077,643
Deposits and prepaid expenses	1,117,317	1,117,317
Deferred tax asset	—	130,000

Total current assets	34,295,800	34,425,800
Property and equipment, net	7,119,065	7,119,065
Goodwill, net	55,237,910	61,817,801
Due from shareholder	1,794,957	406,227
Deferred tax asset	(1,500,200)	2,536,923
Other assets	4,628,770	6,623,360

Total assets	$101,576,302	$112,929,176

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$693,682	$752,045
Accrued compensation expense	—	14,760,290
Derivative liabilities	—	13,364,535
Acquisition consideration payable	17,900,833	17,900,833
Income tax payable	2,199,100	3,939,972
Current portion of notes payable	765,177	765,177
Current portion of capital lease obligations	930,117	930,117
Current portion of convertible debentures	3,885,000	2,935,480

Total current liabilities	26,373,909	55,348,449

Notes payable, less current portion	295,583	295,583
Convertible debentures, less current portion	17,186,000	13,163,014
Capital lease obligations, less current portion	2,190,627	2,190,627

Total liabilities	46,046,119	70,997,673

Stockholders’ equity:
Common stock, $.0001 par value	4,151	4,151
Additional paid in capital	47,995,110	55,539,687
Retained earnings (accumulated deficit)	7,499,546	(13,643,711)
Cumulative translation adjustment	31,376	31,376

Total stockholders equity	55,530,183	41,931,503

Total liabilities and stockholders’ equity	$101,576,302	$112,929,176

PainCare Holdings, Inc.

Consolidated Statement of Operations

For the Year Ended December 31, 2004

	As Previously Reported	As Restated
Revenues:
Pain management	$22,316,610	$22,316,610
Surgeries	5,202,766	5,202,766
Ancillary services	10,442,297	10,398,524

Total revenues	37,961,673	37,917,900
Cost of revenues	6,663,945	6,663,945

Gross profit	31,297,728	31,253,955
General and administrative expense	19,832,237	20,052,066
Compensation expense - variable stock options	—	356,590
Amortization expense	274,345	549,229
Depreciation expense	837,484	837,484

Operating income	10,353,662	9,458,586
Interest expense	(1,708,077)	(3,463,677)
Derivative expense	—	(3,256,372)
Other income	170,568	170,568

Income before income taxes	8,816,153	2,909,105
Provision for income taxes	3,086,000	4,410,587

Net income (loss)	$5,730,153	$(1,501,482)

PainCare Holdings, Inc.

Consolidated Balance Sheet

As of September 30, 2005

	As Previously Reported	As Restated
Assets
Current assets:
Cash and cash equivalents	$18,086,682	$21,836,682
Accounts receivable, net	22,909,586	22,909,586
Acquisition consideration paid in escrow	14,525,761	—
Deposits and prepaid expenses	3,455,423	3,455,423
Deferred tax asset	—	2,731,000

Total current assets	58,977,452	50,932,691

Property and equipment, net	10,935,321	10,694,733
Goodwill, net	85,069,645	96,957,956
Due from shareholder	2,954,580	1,565,850
Deferred tax asset	(715,752)	1,766,247
Other assets	6,522,189	9,265,505

Total assets	$163,743,435	$171,182,982

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$2,316,636	$2,314,187
Accrued compensation expense	—	21,496,153
Derivative liabilities	—	16,000,302
Acquisition consideration payable	916,667	916,667
Income tax payable	3,851,709	4,242,929
Current portion of notes payable	9,812,713	2,786,952
Current portion of capital lease obligations	1,437,600	1,437,600

Total current liabilities	18,335,325	49,194,790
Notes payable, less current portion	28,750,000	28,750,000
Convertible debentures, less current portion	10,456,000	9,354,548
Capital lease obligations, less current portion	2,562,850	2,562,850

Total Liabilities	60,104,175	89,862,188

Minority Interests	1,732,729	1,732,729

Stockholders’ equity:
Common stock, $.0001 par value	5,514	5,412
Additional paid in capital	85,243,879	100,463,972
Retained earnings (accumulated deficit)	16,610,811	(20,927,646)
Cumulative translation adjustment	46,327	46,327

Total stockholders equity	101,906,531	79,588,065

Total liabilities and stockholders’ equity	$163,743,435	$171,182,982

PainCare Holdings, Inc.

Consolidated Statement of Operations

For the Nine Months Ended September 30, 2005

	As Previously Reported	As Restated
Revenues:
Pain management	$35,460,297	$35,460,297
Surgeries	4,444,255	4,444,255
Ancillary services	11,083,701	11,083,701

Total revenues	50,988,253	50,988,253
Cost of revenues	8,295,102	8,295,102

Gross profit	42,693,151	42,693,151
General and administrative expense	24,218,347	24,245,818
Compensation expense - variable stock options	—	6,735,862
Amortization expense	333,661	872,271
Depreciation expense	924,542	924,542

Operating income	17,216,601	9,914,658
Interest expense	(2,355,325)	(3,797,436)
Derivative expense	—	(10,103,350)
Other income	235,321	235,321

Income (loss) before income taxes	15,096,597	(3,750,807)
Provision for income taxes	5,608,200	3,155,996

Income (loss) before minority interests’ share	9,488,397	(6,906,803)
Minority interests’ in net earnings of consolidated subsidiaries	(377,132)	(377,132)

Net income (loss)	$9,111,265	$(7,283,935)

EXHIBIT C

ILLUSTRATIVE SELECTED FOOTNOTE DISCLOSURES

YEAR ENDED DECEMBER 31, 2004 AND SEPTEMBER 30, 2005

(11) Derivatives

Derivative Financial Instruments

The Company generally does not use derivative financial instruments to hedge exposures to cash flow risks or market risks that may affect the fair values of its financial instruments. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either (a) the holder possesses rights to net cash settlement or (b) physical or net-share settlement is not within the control of the Company. In such instances, net cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

The caption Derivative Liabilities consists of (i) the fair values associated with derivative features embedded in the Laurus Convertible Secured Term Notes and the Midsummer Convertible Debentures and (ii) the fair values of the detachable warrants that were issued in connection with those financing arrangements. In addition, this caption includes the fair values of other pre-existing derivative financial instruments that were reclassified from stockholders’ equity when net-share settlement was no longer within the Company’s control.

The following tabular presentation reflects the components of derivative financial instruments on the Company’s balance sheet at September 30, 2005 and 2004:

Liabilities:	2005	2004
Embedded derivative instruments	$8,364,233	$7,239,523
Freestanding derivatives (warrants)	7,636,069	6,125,012

	$16,000,302	$13,364,535

The following tabular presentation reflects the number of common shares into which the aforementioned derivatives are indexed:

Common shares indexed:	2005	2004
Embedded derivative instruments	$5,502,716	$9,198,875
Warrants	2,593,316	2,593,316

	$8,096,032	$11,792,191

The following tabular presentation reflects the income (expense) associated with adjustments recorded to reflect the aforementioned derivatives at fair value:

Income (expense):	2005	2004
Embedded derivative instruments	$(8,592,292)	$(2,547,803)
Warrants	(1,249,666)	(846,839)
Other warrants	(261,392)	138,270

	$(10,103,350)	$(3,256,372)

Fair value considerations for derivative financial instruments:

Freestanding financial instruments, consisting of warrants are valued using the Black-Scholes-Merton valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments. Significant assumptions included in this model as of September 30, 2005 are as follows:

Holder	Laurus	Laurus	Laurus	Midsummer	Midsummer
Financing Date	February 2004	March 2004	June 2004	June 2004	December 03
Exercise prices	$4.24—$4.92	$3.60—$4.18	$3.60—$3.76	$1.90	$1.90
Term (years)	5.4	5.5	5.8	2.8	2.2
Volatility	42.69%	42.69%	42.69%	43.41%	41.17%
Risk-free rate	4.5%	4.5%	4.5%	4.5%	4.5%

Significant assumptions included in this model as of December 31, 2004 are as follows:

Holder	Laurus	Laurus	Laurus	Midsummer	Midsummer
Financing Date	February 2004	March 2004	June 2004	June 2004	December 03
Exercise prices	$4.24—$4.92	$3.60—$4.18	$3.60—$3.76	$1.90	$1.90
Term (years)	6.1	6.2	6.5	3.5	2.9
Volatility	42.69%	42.69%	42.69%	43.41%	41.17%
Risk-free rate	4.5%	4.5%	4.5%	4.5%	4.5%

Embedded derivative instruments consist of multiple individual features that were embedded in the convertible debt instruments, and compounded into one derivative financial instrument for financial reporting purposes. These financial instruments are valued using the Flexible Monte Carlo Simulation methodology because that model embodies certain other relevant assumptions (including, but not limited to, interest rate risk, credit risk, and Company-controlled redemption privileges) that are necessary to value these complex derivatives.

Significant assumptions included in this model as of December 31, 2004 and September 30, 2005 are as follows:

Holder	Laurus	Laurus	Laurus	Midsummer	Midsummer
Financing Date	February 2004	March 2004	June 2004	June 2004	December 03
Conversion prices	$3.12	$2.70	$2.92	$1.90	$1.90
Actual term	2.1	2.2	2.5	2.5—1.8	1.9—1.2
Equivalent term	.9	.7	.6	3	3
Equivalent volatility	42.00%	42.18%	42.32%	42.32%	43.72%
Equivalent interest rate	2.14%	1.92%	3.33%	3.33%	2.34%
Equivalent yield rate	11.39%	14.76%	23.11%	15.92%	11.62%

Equivalent amounts reflect the net results of multiple modeling simulations that the Flexible Monte Carlo Simulation methodology applies to underlying assumptions.

10) Convertible Debt

Convertible debentures consist of the following at September 30, 2005 and December 31, 2004:

	2005	2004
Face value none and $5,000,000 Secured Convertible Term Note, variable rate of prime plus 2% (7.5%), due in stated monthly payments of $70,000 to January 2005, $150,000 from February 2005 to January 2006, $181,667 from February 2006 to January 2007 and a final payment of $500,000 at maturity on February 24, 2007 (a, c, d, e)	$—	$3,478,365
Face value none and $5,000,000 Secured Convertible Term Note, variable rate of prime plus 2% (7.5%) due in stated monthly payments of $70,000 to February 2005, $150,000 from March 2005 to February 2006, $181,667 from March 2006 to February 2007 and a final payment of $500,000 at maturity on March 22, 2007 (a, c, d, e)	—	3,267,051
Face value none and $1,500,000 Secured Convertible Term Note, variable rate of prime plus 2% (7.5%), due in stated monthly payments of $25,000 to May 2005, $50,000 from June 2005 to May 2006 and $60,000 from June 2006 to May 2007; matures June 30, 2007 (a, c, d, e)	—	823,506
Face value $1,500,000 Convertible Debenture, 7.5%, interest due quarterly, maturing June 30, 2007 (b, c, d)	1,129,826	1,126,508
Face value $8,955,160 and $10,000,000 Convertible Debenture, 7.5%, interest due quarterly, maturing December 17, 2006 (b, c, d, e)	8,224,722	7,403,064

	9,354,548	16,098,494
Less current maturities	—	2,935,480

Convertible debentures	$9,354,548	$13,163,014

Scheduled maturities for each of the years ended December 31, are as follows:	Carrying Value	Original Terms
2005	$2,935,480	$3,885,000
2006	10,636,297	14,935,007
2007	2,526,717	2,731,493

	$16,098,494	$21,551,500

(a) Laurus Financings: During 2004, the Company entered into a series of three separate financing agreements (the “Laurus Financings”) with Laurus Master Fund, Ltd. (“Laurus”) whereby the Company issued: (i) Secured Convertible Term Notes in the amounts of $5,000,000, $5,000,000 and $1,500,000, in February, March and June 2004, respectively; and (ii) warrants with seven-year terms to purchase 450,000 (at fixed exercise prices ranging from $4.24-$4.92), 550,000 (at fixed exercise prices ranging from $2.88-$4.18) and 165,000 (at fixed exercise prices ranging from $3.15-$3.76) shares of common stock, in February, March and June 2004, respectively. The Secured Convertible Term Notes are convertible into common stock at conversion rates of $3.39, $2.88 and $3.15, relative to the $5,000,000, $5,000,000 and $1,500,000 Secured Convertible Term Notes referred to above.

(b) Midsummer Financings: During 2003 and 2004, the Company entered into a series of two financing agreements (the “Midsummer Financings”) with Midsummer Investment, Ltd. (“Midsummer”) whereby the Company issued: (i) Convertible Debentures in the amounts of $10,000,000 and $1,500,000 in December 2003 and June 2004, respectively, (ii) warrants with four-year terms to purchase 1,263,316 shares of common stock (at fixed exercise prices ranging from $2.73-$2.85) and 165,000 shares of common stock (also at fixed exercise prices ranging from $2.73-$2.85), in December 2003 and June 2004, respectively. The Convertible Debentures are convertible into common stock at conversion rates of $2.61 and $3.15, relative to the $10,000,000 and $1,500,000 Convertible Debentures referred to above.

(c) The Laurus and Midsummer Financings included registration rights and certain other terms and conditions related to share settlement of the embedded conversion features and the warrants that the Company has determined are not within its control. In addition, certain features associated with the financings, such as anti-dilution protection afforded to Laurus and Midsummer financing agreements render the number of shares issuable under the Financings to be indeterminate. In these instances, EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, requires allocation of the proceeds between the various instruments and the derivative elements carried at fair values. The following tabular presentation reflects the allocation of the proceeds on the financings dates:

Holder	Laurus	Laurus	Laurus	Midsummer	Midsummer
Financing Date	February 2004	March 2004	June 2004	June 2004	December 03
Allocation:
Warrants	$583,800	$718,651	$270,600	$196,763	$1,027,708
Conversion feature	781,711	961,806	271,905	201,905	1,405,000
Debt instrument	3,634,489	3,319,543	957,495	1,101,332	7,567,292

Total proceeds	$5,000,000	$5,000,000	$1,500,000	$1,500,000	$10,000,000

See Note XX for additional information about the Company’s financial instruments.

The discount to the debt instruments resulting from the aforementioned allocation is being amortized through periodic charges to interest expense using the effective interest method. Effective interest rates used to amortize the Laurus Financings discounts amounted to 10.13%, 11.28%, and 12.92% for the February, March and June 2004 financings, respectively. Effective interest rates used to amortize the Midsummer Financing discounts amounted to 10.94%, and 12.13% for the December 2003 and June 2004 financings, respectively.

The following tabular presentation reflects the amortization of the debt discounts included in interest for each instrument:

Holder	Laurus	Laurus	Laurus	Midsummer	Midsummer
Financing Date	February 2004	March 2004	June 2004	June 2004	December 2003	Total
Nine months ended September 30, 2005	$248,981	$244,380	$141,428	$80,155	$662,960	$1,377,904

Year ended December 31, 2004	$497,999	$477,142	$94,954	$56,289	$764,159	$1,890,543

(d) During October 2004, the Company sold common stock at values that activated certain anti-dilution protection reset adjustments to the conversion features of the Laurus and Midsummer financing arrangements. On the date of activation, the conversion prices for the February, March and June 2004 Laurus instruments adjusted to $3.12, $2.70 and $2.92, respectively. On the date of activation, the conversion prices for both Midsummer financings adjusted to $1.90. The Company accounted for the resets as modifications to the debt agreements that did not require extinguishment and, accordingly, recorded a charge to income in the amount of $413,123 representing the increase in the values of the embedded derivative financial instruments arising from the reset.

(e) During the nine months ended September 30, 2005 and the year ended December 31, 2004, Laurus converted face value of $10,520,000 and $374,000, respectively, of Secured Convertible Term Notes into 3,628,095 and 129,861 common shares, respectively. During the year ended December 31, 2004, Midsummer converted face value of $1,044,840 into 400,000 shares of common stock.

(2) Restatement and Reclassifications of Previously Issued Financial Statements

The Company’s previously issued consolidated financial statements as of and for the years ended December 31, 2000 through 2004 have been restated to give effect to the correction of certain errors that were discovered subsequent to December 31, 2005. All quarterly financial information for each of these years have also been restated to give effect to the correction of these errors. A discussion of each of the corrections is as follows:

Accounting for derivative financial instruments:

The Company originally recorded convertible debentures issued in 2003 and 2004 as conventional debt instruments with no separate recognition given to the derivative values of certain embedded conversion features or free-standing warrants.

The consolidated financial statements for the years ended December 31, 2003 and 2004 and each of the interim periods from March 31, 2005 through September 30, 2005 have been corrected and restated to recognize all features of the derivative financial instruments including the host instruments, the embedded conversion features and the free-standing warrants in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19, “Accounting for Derivative Financial Instruments indexed to, and Potentially settled in, a Company’s own Stock” (“EITF 00-19”).

Host instrument:

The proceeds from each financing arrangement were allocated to the various elements of the financing resulting in discounts to the face values of the debt instruments. These discounts were then amortized over the debt terms (in all instances three-years) using the effective interest method.

Free-standing warrants:

Proceeds from the financing were allocated to the fair value of the warrants issued using the Black-Scholes-Merton model. These instruments will be carried as current liabilities, and their carrying values adjusted to fair value at the end of each reporting period.

Embedded conversion features:

Each hybrid instrument was analyzed in accordance with the guidance in SFAS 133 for features that possessed the characteristics of derivative instruments. Those instruments whose economic characteristics and risks of the embedded derivative instrument were not “clearly and closely related” to the host instrument were bifurcated and treated as derivatives under the guidance of SFAS 133 and recorded at fair value with adjustments to fair value at the end of each reporting period.

Other derivative instruments:

Other warrants and convertible debt were outstanding that were indexed to our common stock and were previously classified as equity. We considered the application of EITF 00-19 to these instruments and determined that they were derivatives because, although we had sufficient authorized/unissued common stock to settle all equity instruments on the date the first EITF 00-19 applicable instrument was issued, features of that financing arrangement rendered the number of shares necessary to settle the instrument indeterminate. As a result, physical settlement of the other derivatives was not within our control. Accordingly, the fair value of the other derivatives has been reclassified from equity to liabilities and we will continue to carry those derivatives as current liabilities and at fair value until our control of share settlement is reacquired.

Accounting for stock options:

The Company originally recorded stock options granted to employees as a fixed plan under the intrinsic value method provisions of APB No. 25. While the intrinsic value method under APB 25 is appropriate, the fixed plan accounting was inappropriate in our circumstances because our plan allowed for cashless exercises. With a cashless exercise feature, the number of shares to be issued is indeterminable as it is dependent on the stock price on the exercise date. As a result, we have a variable stock option plan and are required to record estimates of compensation expense (benefit) based on the fair value of the stock at the end of each reporting period.

The Company’s financial statements for the years ended December 31, 2003 and 2004 have been restated to reflect non-cash charges of $13,532,700 and $356,590, respectively, for additional compensation expense resulting from the correction in the accounting for the Company’s stock option plans. In addition, the interim consolidated financial information for each of the periods from March 31, 2002 through September 30, 2005 have also been restated to give effect to the correction of this error.

The Company originally recorded stock option grants to non-employees without valuing the options and recording that value as an expense. The grants were to consultants and should have been recorded in accordance with SFAS 123. SFAS 123 requires all non-employee stock option grants to have a fair value calculation prepared on the grant date. The value of the non-employee stock option grant should then be recorded in the appropriate expense item. The Company will use the Black-Scholes option pricing model to estimate the fair value of stock option grants to non-employees.

The Company’s financial statements for the years ended December 31, 2003 and 2004, and the nine months ended September 30, 2005 have been restated to reflect charges of $238,398, $219,829, and $27,471, respectively, for additional consulting expense resulting from the correction in the accounting for stock options issued to non-employees. The financial statements for the interim periods from March 31, 2002 through September 30, 2005 have been restated to give effect to this correction of an error.

Accounting for purchase acquisition transactions:

The Company has corrected the accounting used for acquisitions so as to be in compliance with generally accepted accounting principles. We have adjusted the purchase prices of each of our business acquisitions by correcting the value of our shares issued to their fair value at the date of the acquisitions. We also re-assessed the value of intangible assets acquired and the recording of deferred income taxes. An acquisition previously reported in September 2005 was reassessed and will be accounted for as a January 2006 acquisition when the transaction was completed. We have determined that there are other identifiable intangible assets that have an associated value. As such, we have adjusted the allocation of the purchase price and the recording of net assets for each of our acquisitions. The valuation of these identifiable intangibles was determined by a third-party valuation expert. The amortization period has been determined by management based on our estimates of the useful lives of the identified intangibles.

The Company’s financial statements for the years ended December 31, 2003 and 2004 and each of the interim periods from March 31, 2005 through September 30, 2005 have been restated to reflect net intangible assets and amortization expense on those intangibles.

The Company originally recorded the acquisition of Denver Pain Management as a purchase combination on April 29, 2004. On August 27, 2004 an addendum to the management agreement modified the term of the agreement to a period of nine years. This modification required the acquisition be treated as an intangible asset subject to quarterly amortization charges and annual impairment testing. At the end of 2004 this was not reflected as an intangible asset on the balance sheet. The consideration paid and assets acquired totaled $1,717,560. As a result we recorded this amount as an intangible asset in 2004. During the years ending 2004 and 2005 the amount of amortization recorded is $160,540 and $516,584 respectively. There was no impairment charge recorded in either period.

The Company originally recorded the acquisition consideration paid into escrow for the Center for Pain Management ASC into a separate account in the financial statements at September 26, 2005. This item was previously reflected on the balance sheet at September 30, 2005 as Acquisition consideration paid in escrow. This transaction should not have been recorded as such because the escrow agreement allowed for either party to walk away from the agreement before consummation. As a result, the cash and stock consideration placed into the escrow account were reversed. Cash increased by $3,750,000, Common stock decreased by $3,750,000, and promissory notes decreased $7,500,000. There are no income statement effects regarding this transaction.

The Company’s restated financial statements reflect the changes as described above for the derivative instruments, accounting for stock options, and accounting for purchase acquisitions. These changes all required an adjustment to the prior period tax provisions. The change in the provision for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 reflect an income tax expense (benefit) of $4,344,658, ($1,324,588), and ($2,011,858), respectively, for the additional (reduced) tax provision computation.

The following tables present the effect on results of operations for each of the interim periods during 2005, 2004 and 2003 resulting from the corrections described above:

	2005
	March 31,	June 30,	September 30,
Net income, as previously reported	$2,273,178	$3,364,190	$3,473,897
General and administrative expenses	(22,452)	(5,019)	—
Fair value adjustments for derivative instruments	(18,238,898)	4,992,151	3,143,397
Amortization of debt discount	(470,841)	(741,460)	(229,811)
Compensation charge (benefit) from variable option accounting	(18,138,790)	6,161,631	5,241,297
Amortization of intangibles	(95,894)	(194,662)	(248,053)
Provision for income taxes	6,930,065	(2,466,003)	(2,011,858)

Net income (loss), restated	$(27,763,632)	$11,110,828	$9,368,869

Basic earnings (loss) per common share:
As previously reported	$0.05	$0.07	$0.06
As restated	$(0.63)	$0.22	$0.18
Diluted earnings (loss) per common share:
As previously reported	$0.04	$0.05	$0.05
As restated	$(0.63)	$0.18	$0.14

	2004
	March 31,	June 30,	September 30,	December 31,	Year to Date
Net income, as previously reported	$966,335	$1,757,611	$1,541,879	$1,464,328	$5,730,153
General and administrative expenses	(28,220)	(87,468)	(50,288)	(97,626)	(263,602)
Fair value adjustments for derivative instruments	1,439,619	(2,885,673)	6,286,632	(8,096,950)	(3,256,372)
Amortization of debt discount	(225,217)	55,997	(943,557)	(642,820)	(1,755,597)
Compensation charge (benefit) from variable option accounting	2,243,025	(3,757,355)	8,245,813	(7,088,073)	(356,590)
Amortization of intangibles	(28,638)	(32,217)	(128,262)	(85,769)	(274,886)
Provision for income taxes	(925,378)	1,131,393	(3,042,565)	1,511,962	(1,324,588)

Net income (loss), restated	$3,441,526	$(3,817,712)	$11,909,652	$(13,034,948)	$(1,501,482)

Basic earnings (loss) per common share:
As previously reported	$0.04	$0.06	$0.05	$0.04	$0.14
As restated	$0.13	$(0.13)	$0.38	$(0.32)	$(0.05)
Diluted earnings (loss) per common share:
As previously reported	$0.03	$0.04	$0.04	$0.03	$0.11
As restated	$0.11	$(0.13)	$0.31	$(0.32)	$(0.05)

	2003
	March 31,	June 30,	September 30,	December 31,	Year to Date
Net income, as previously reported	$323,289	$563,000	$360,605	$(33,988)	$1,212,906
General and administrative expenses	—	(123,422)	—	(114,976)	(238,398)
Fair value adjustments for derivative instruments	—	—	—	(3,173,763)	(3,173,763)
Amortization of debt discount	—	—	—	(43,372)	(43,372)
Compensation charge (benefit) from variable option accounting	(4,204,050)	(4,468,700)	49,800	(4,909,750)	(13,532,700)
Amortization of intangibles	(9,248)	(10,740)	(15,172)	(17,014)	(52,174)
Provision for income taxes (benefit)	939,260	1,631,536	(252,704)	2,026,566	4,344,658

Net income (loss), restated	$(2,950,749)	$(2,408,326)	$142,529	$(6,266,297)	$(11,482,843)

Basic earnings (loss) per common share:
As previously reported	$0.02	$0.03	$0.02	$(0.01)	$0.06
As restated	$(0.18)	$(0.12)	$0.01	$(0.26)	$(0.55)
Diluted earnings (loss) per common share:
As previously reported	$0.02	$0.02	$0.01	$0.00	$0.05
As restated	$(0.18)	$(0.12)	$0.00	$(0.26)	$(0.55)

The following table presents the balance sheet effects as of September 30, 2005 and December 31, 2004 for the corrections noted above:

	September 30, 2005		December 31, 2004
	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated
Assets
Current assets:
Cash	$18,086,682	$21,836,682	$19,100,840	$19,100,840
Accounts receivable, net	22,909,586	22,909,586	14,077,643	14,077,643
Acquisition consideration paid in escrow	14,525,761	—	—	—
Deposits and prepaid expenses	3,455,423	3,455,423	1,117,317	1,117,317
Deferred tax assets	—	2,731,000	—	130,000

Total current assets	58,977,452	50,932,691	34,295,800	34,425,800
Property and equipment, net	10,935,321	10,694,733	7,119,065	7,119,065
Goodwill, net	85,069,645	96,957,956	55,237,910	61,817,801
Due from shareholder	2,954,580	1,565,850	1,794,957	406,227
Deferred tax asset	(715,752)	1,766,247	(1,500,200)	2,536,923
Other assets	6,522,189	9,265,505	4,628,770	6,623,360

Total assets	$163,743,435	$171,182,982	$101,576,302	$112,929,176

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued expenses	$2,316,636	$2,314,187	$693,682	$752,045
Compensation expense	—	21,496,153	—	14,760,290
Derivative liabilities	—	16,000,302	—	13,364,535
Acquisition consideration payable	916,667	916,667	17,900,833	17,900,833
Income tax payable	3,851,709	4,242,929	2,199,100	3,939,972
Current portion of notes payable	9,812,713	2,786,952	765,177	765,177
Current portion of capital lease obligations	1,437,600	1,437,600	930,117	930,117
Current portion of convertible debentures	—	—	3,885,000	2,935,480

Total current liabilities	18,335,325	49,194,790	26,373,909	55,348,449
Notes payable, net of current portion	28,750,000	28,750,000	295,583	295,583
Convertible debentures, net of current portion	10,456,000	9,354,548	17,186,000	13,163,014
Capital lease obligations, net of current portion	2,562,850	2,562,850	2,190,627	2,190,627

Total liabilities	60,104,175	89,862,188	46,046,119	70,997,673

Minority interests	1,732,729	1,732,729	—	—

Stockholders’ equity:
Common stock, par value $0.0001 per share:
Authorized 200,000,000 shares; issued and outstanding 55,823,026 and 41,512,833 shares	5,514	5,412	4,151	4,151
Preferred stock, par value $0.0001 per share:
Authorized 10,000,000 shares; issued and outstanding -0- shares	—	—	—	—
Additional paid in capital	85,243,879	100,463,972	47,995,110	55,539,687
Retained earnings (accumulated deficit)	16,610,811	(20,927,646)	7,499,546	(13,643,711)
Cumulative translation adjustments	46,327	46,327	31,376	31,376

Total stockholders’ equity	101,906,531	79,588,065	55,530,183	41,931,503

Total liabilities and stockholders’ equity	$163,743,435	$171,182,982	$101,576,302	$112,929,176

The following table presents the balance sheet effects as of March 31, 2005, June 30, 2005 and September 30, 2005 for the corrections noted above:

	March 31, 2005		June 30, 2005		September 30, 2005
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Assets
Current assets:
Cash	$10,272,446	$10,272,446	$12,231,091	$12,231,091	$18,086,682	$21,836,682
Accounts receivable, net	14,301,134	14,301,134	19,575,037	19,575,037	22,909,586	22,909,586
Due from shareholder	2,192,800	804,069	2,290,158	901,428	2,954,580	1,565,850
Acquisition consideration paid in escrow	—	—	—	—	14,525,761	—
Deposits and prepaid expenses	1,976,633	1,976,633	2,286,010	2,286,010	3,455,423	3,455,423
Deferred tax asset	—	7,135,000	—	4,755,000	—	2,731,000

Total current assets	28,743,013	34,489,282	36,382,296	39,748,566	61,932,032	52,498,541
Property and equipment, net	7,190,906	7,190,906	9,614,623	9,614,623	10,935,321	10,694,733
Goodwill, net	55,675,019	66,141,495	72,745,918	84,228,000	85,069,645	96,957,956
Deferred tax asset	—	2,354,923	—	2,057,685	—	1,766,247
Other assets	5,025,377	7,705,602	5,717,021	8,524,248	6,522,189	9,265,505

Total assets	$96,634,315	$117,882,208	$124,459,858	$144,173,122	$164,459,187	$171,182,982

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$953,647	$930,239	$1,510,065	$1,525,369	$2,316,636	$2,314,187
Accrued compensation expense	—	32,899,080	—	26,737,450	—	21,496,153
Derivative liabilities	—	27,993,686	—	19,143,699	—	16,000,302
Acquisition consideration payable	583,333	583,333	2,154,300	2,154,300	916,667	916,667
Income tax payable	503,004	2,475,978	1,922,359	4,394,981	3,851,709	4,242,929
Current portion of notes payable	658,603	658,603	—	—	9,812,713	2,786,952
Current portion of capital lease obligations	609,443	609,443	1,313,699	1,313,699	1,437,600	1,437,600
Current portion of convertible debentures	2,382,334	2,382,334	—	—	—	—

Total current liabilities	5,690,364	68,532,696	6,900,423	55,269,498	18,335,325	49,194,790
Notes payable, net of current portion	139,035	139,035	13,641,642	13,641,642	28,750,000	28,750,000
Convertible debentures, net of current portion	13,023,266	10,807,187	10,456,000	9,106,972	10,456,000	9,354,548
Capital lease obligations, net of current portion	2,313,341	2,313,341	2,331,563	2,331,563	2,562,850	2,562,850
Deferred tax liability	1,839,366	—	2,505,012	—	715,752	—

Total liabilities	23,005,372	81,792,259	35,834,640	80,349,675	60,819,927	89,862,188

Minority interests	—	—	963,127	963,127	1,732,729	1,732,729
Stockholders’ equity:
Common stock, par value $0.0001 per share:
Authorized 200,000,000 shares; issued and outstanding 55,823,026 and 41,512,833 shares	4,879	4,879	5,216	5,216	5,514	5,412
Preferred stock, par value $0.0001 per share:
Authorized 10,000,000 shares; issued and outstanding -0- shares	—	—	—	—	—	—
Additional paid in capital	63,830,553	77,471,623	74,485,837	93,117,494	85,243,879	100,463,972
Retained earnings (accumulated deficit)	9,772,723	(41,407,342)	13,136,914	(30,296,514)	16,610,811	(20,927,646)
Cumulative translation adjustments	70,789	20,789	34,124	34,124	46,327	46,327

Total stockholders’ equity	73,628,943	36,089,949	87,662,091	62,860,320	101,906,531	79,588,065

Total liabilities and stockholders’ equity	$96,634,315	$117,882,208	$124,459,858	$144,173,122	$164,459,187	$171,182,982

The following table presents the balance sheet effects as of March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004 for the corrections noted above:

	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Assets
Current assets:
Cash	$10,419,527	$10,419,527	$4,038,249	$4,038,249	$5,031,783	$5,031,783	$19,100,840	$19,100,840
Accounts receivable, net	6,762,493	6,762,493	11,942,589	11,942,589	13,328,623	13,328,623	14,077,643	14,077,643
Due from shareholder	383,090	383,090	28,021	28,021	1,545,097	200,140	1,794,957	—
Acquisition consideration paid in escrow	284,964	284,964	79,301	79,301	78,810	78,810	—	—
Deposits and prepaid expenses	599,638	599,638	780,093	780,093	635,506	635,506	1,117,317	1,117,317
Deferred tax asset	—	—	—	—	—	—	—	130,000

Total current assets	18,449,712	18,449,712	16,868,253	16,868,253	20,619,819	19,274,862	36,090,757	34,425,800
Property and equipment, net	4,734,001	4,734,001	6,433,246	6,433,246	6,702,977	6,702,977	7,119,065	7,119,065
Goodwill, net	24,059,078	28,984,604	37,898,540	43,542,191	36,475,796	42,230,992	55,237,910	61,817,801
Deferred tax asset	—	3,662,000	—	4,995,000	—	2,149,000	—	2,536,923
Due from shareholder	—	—	—	—	—	—	—	406,227
Other assets	4,437,083	5,477,125	4,841,698	6,150,175	4,532,904	7,143,979	4,628,770	6,623,360

Total assets	$51,679,874	$61,307,442	$66,041,737	$77,988,865	$68,331,496	$77,501,810	$103,076,502	$112,929,176

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$393,616	$454,617	$671,912	$732,913	$865,590	$926,591	$562,314	$752,045
Accrued compensation expense	—	12,160,675	—	15,918,030	—	7,672,218	—	14,760,290
Derivative liabilities	—	9,705,739	—	11,577,842	—	5,739,613	—	13,364,535
Acquisition consideration payable	—	—	—	—	—	—	17,900,833	17,900,833
Income tax payable	329,026	473,097	891,329	1,397,109	1,370,060	2,261,994	2,199,100	3,939,972
Interest payable	—	22,917	62,500	58,750	55,975	71,868	131,368	—
Current portion of notes payable	—	867,206	4,258,850	4,258,850	1,242,791	1,242,791	765,177	765,177
Current portion of capital lease obligations	867,206	607,294	611,426	611,426	935,691	935,691	930,117	930,117
Current portion of convertible debentures	607,294	—	2,490,000	2,490,000	3,260,000	3,260,000	3,885,000	2,935,480

Total current liabilities	2,197,142	24,291,545	8,986,017	37,044,920	7,730,107	22,110,766	26,373,909	55,348,449
Shareholder loans	—	—	—	—	70,758	70,758	—	—
Notes payable, net of current portion	51,280	51,280	471,225	471,225	183,925	183,925	295,583	295,583
Convertible debentures, net of current portion	20,000,000	14,716,997	17,373,600	12,562,543	18,180,160	13,238,987	17,186,000	13,163,014
Capital lease obligations, net of current portion	2,451,850	2,451,850	2,455,181	2,455,181	2,318,465	2,318,465	2,190,627	2,190,627
Deferred tax liability	874,608	1,412,455	1,188,711	1,686,716	1,541,300	1,884,077	1,500,200	—

Total liabilities	25,574,880	42,924,127	30,474,734	54,220,585	30,024,715	39,806,978	47,546,319	70,997,673

Stockholders' equity:
Common stock, par value $0.0001 per share; Authorized 200,000,000 shares; issued and outstanding 55,823,026 and 41,512,833 shares	2,796	2,796	3,109	3,109	3,195	3,195	4,151	4,151
Preferred stock, par value $0.0001 per share; Authorized 10,000,000 shares; issued and outstanding -0- shares	—	—	—	—	—	—	—	—
Additional paid in capital	23,370,697	27,085,449	31,081,243	36,294,273	32,256,259	38,288,292	47,995,110	55,539,687
Retained earnings (accumulated deficit)	2,735,728	(8,700,703)	4,493,339	(12,518,414)	6,035,218	(608,764)	7,499,546	(13,643,711)
Cumulative translation adjustment	(4,227)	(4,227)	(10,688)	(10,688)	12,109	12,109	31,376	31,376

Total stockholders’ equity	26,104,994	18,383,315	35,567,003	23,768,280	38,306,781	37,694,832	55,530,183	41,931,503

Total liabilities and stockholders’ equity	$51,679,874	$61,307,442	$66,041,737	$77,988,865	$68,331,496	$77,501,810	$103,076,502	$112,929,176

The following table presents cash flow effects for the nine months ended September 30, 2005 and the year ended December 31, 2004 and 2003 for the corrections noted above:

	September 30, 2005		December 31, 2004		December 31, 2003
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Net cash provided by (used in) operating activities	$4,025,460	$4,025,460	$3,422,811	$4,119,026	$(310,963)	$14,562
Net cash used in investing activities	$(32,001,202)	$(32,001,202)	$(16,154,668)	$(18,407,883)	$(7,357,171)	$(7,682,696)
Net cash provided by financing activities	$26,961,584	$26,961,584	$23,908,930	$25,465,930	$13,513,217	$13,513,217

Sincerely,

/s/ Mark Szporka
Mark Szporka
Chief Financial and
Accounting Officer